January 19, 2011

Carl Grivner
Chief Executive Officer
XO Holdings, Inc.
13865 Sunrise Valley Drive
Herndon, VA 20171

Dear Carl:

Carl C. Icahn, the Chairman of XO Holdings, Inc. (the "Company"), beneficially owns a majority of the outstanding shares of the Company's common stock (the "Common Stock") through ACF Industries Holding Corp. ("ACF Holding"). ACF Holding is interested in acquiring, either directly or through an affiliate, ownership of 100% of the Company, in a transaction the exact form of which would be determined jointly. Under this proposal, holders of Common Stock of the Company, other than ACF Holding and its affiliates, would receive consideration of $.70 net per share in cash.

This proposed transaction would not be subject to the acquirer's ability to obtain financing or to the results of any due diligence review of the Company.

Accordingly, ACF Holding hereby requests that you initiate the appropriate process so that the Company can commence reviewing and considering this proposal. We request the opportunity to have representatives of ACF Holding meet with those persons who would be considering the proposal for the Company together with the advisors to such persons to engage in a dialogue about why ACF Holding believes that the proposed $.70, price net per share in cash, represents appropriate consideration to be paid to the minority stockholders.

In connection with the foregoing, please note that in no event is ACF Holding or its affiliates prepared to be a seller of its shares of Common Stock in any transaction and therefore it will not sell or transfer its shares to a third party or vote in favor of a transaction which involves the sale or transfer of its shares to a third party.

This letter shall not constitute a binding agreement between us and no agreement shall exist between us regarding the foregoing unless and until we enter into mutually satisfactory definitive agreements. Please do not hesitate to contact the undersigned at 212-702-4300 with any questions or comments.


                                              Very truly yours,

                                              ACF INDUSTRIES HOLDING CORP.


                                              By:  /s/ Keith Cozza
                                                   ----------------
                                                   Keith Cozza, Vice President